UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of February 2016

(Commission File. No 0-30718).

SIERRA WIRELESS, INC., A CANADIAN CORPORATION
(Translation of registrant’s name in English)

13811 Wireless Way Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F           40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes:      ____      No:    X

Sierra Wireless and Valeo Collaborate on Next-Generation Telematics Control Units for Connected Car Services

Smart embedded modules from Sierra Wireless provide automotive-grade cellular connectivity for emergency response services in Russia

VANCOUVER, British Columbia--(BUSINESS WIRE)--February 23, 2016--Sierra Wireless (NASDAQ:SWIR) (TSX:SW) today announced that Valeo, the global automotive products and systems company, has selected smart automotive modules from Sierra Wireless for a new generation of telematics control units to enable connected car services internationally.

The first deployment of the Valeo and Sierra Wireless telematics solution will be in vehicles built by the global automaker Geely for the Russian market. The solution will enable the emergency response system that is required under ERA-GLONASS for new vehicles in Russia. Geely is a multinational automaker with international subsidiaries, including Volvo and the London Taxi Company.

Dan Schieler, Senior Vice President, OEM Solutions, Sierra Wireless said: “As a fellow technology innovator, Valeo is a valued partner and we are pleased to be working closely with them on the first of many future projects together. Connected car technologies are entering the mainstream, and Sierra Wireless is playing a crucial role in how the auto industry and its customers benefit from important cellular connectivity services like emergency response.”

Valeo is an automotive supplier and partner to automakers worldwide. As a technology company, Valeo provides innovative products and systems that contribute to the reduction of carbon dioxide emissions and to the development of intuitive driving. Valeo’s smart Telematics Control Unit enables users to interact with their cars remotely. Via their smartphone or tablet, users can lock and unlock the car, activate and deactivate wipers or heating, and receive car location, live video streaming and other information from the car.

Valeo will be demonstrating this connected car solution at the Sierra Wireless booth in Hall 3, Stand 3A11 in the GSMA’s Innovation City at Mobile World Congress 2016, Barcelona, Spain, February 22-25, 2016.

For more information about Sierra Wireless solutions for the automotive market, visit http://www.sierrawireless.com/applications/automotive-and-transport/automotive/.

To contact the Sierra Wireless Sales Desk, call +1 877-687-7795 or visit http://www.sierrawireless.com/sales.

Note to editors:

To view and download images of Sierra Wireless products, please visit http://www.sierrawireless.com/newsroom/productimages.aspx.

About Sierra Wireless

Sierra Wireless (NASDAQ: SWIR) (TSX: SW) is building the Internet of Things with intelligent wireless solutions that empower organizations to innovate in the connected world. We offer the industry’s most comprehensive portfolio of 2G, 3G and 4G embedded modules and gateways, seamlessly integrated with our secure cloud and connectivity services. OEMs and enterprises worldwide trust our innovative solutions to get their connected products and services to market faster. Sierra Wireless has more than 1,000 employees globally and operates R&D centers in North America, Europe and Asia. For more information, visit www.sierrawireless.com.

Forward Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our services and products, statements about future market conditions, supply conditions, channel and end customer demand conditions, revenues, gross margins, operating expenses, profits, and other expectations, intentions, and plans contained in this press release that are not historical fact. Our expectations regarding future revenues and earnings depend in part upon our ability to successfully develop, manufacture, and supply products that we do not produce today and that meet defined specifications. When used in this press release, the words "plan", "expect", "believe", and similar expressions generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including, but not limited to, changes in technology and changes in the wireless data communications market. In light of the many risks and uncertainties surrounding the wireless data communications market, you should understand that we cannot assure you that the forward-looking statements contained in this press release will be realized.

CONTACT:
Sierra Wireless - Europe & UK
Mette Hautemaniere, +33 1 46 29 94 17
MHA@sierrawireless.com
or
Sierra Wireless – North America
Kim Homeniuk, +1 604 233 8028
khomeniuk@sierrawireless.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

		By:	/s/ David G. McLennan

David G. McLennan, Chief Financial Officer and Secretary

Date:	February 23, 2016